# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: HEIDRICK & STRUGGLES INTERNATIONAL INC., CIK 0001066605
CUSIP: 422819102
Title of class of securities: Common Stock, $0.01 par value
Address of issuer's principal executive offices: 233 S WACKER DRIVE, SUITE 4900, CHICAGO, Illinois (IL), 60606-6303
Date of event which requires filing of this statement: 04/03/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001385702

## Reporting persons
- MAK Capital Fund LP: type of reporting person: partnership (PN); citizenship or place of organization: Bermuda (D0); member of a group; sole voting power 0; shared voting power 1,075,604; sole dispositive power 0; shared dispositive power 1,075,604; aggregate amount beneficially owned 1,075,604 (5.27% of the class)
  Comment: For item 11: The calculation is based upon 20,409,835 shares outstanding as of February 27, 2025, as set forth in the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the Securities and Exchange Commission on March 3, 2025.
- MAK Capital One L.L.C.: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 1,075,604; sole dispositive power 0; shared dispositive power 1,075,604; aggregate amount beneficially owned 1,075,604 (5.27% of the class)
  Comment: For item 11: The calculation is based upon 20,409,835 shares outstanding as of February 27, 2025, as set forth in the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the Securities and Exchange Commission on March 3, 2025.
- Michael A. Kaufman: type of reporting person: individual (IN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 1,075,604; sole dispositive power 0; shared dispositive power 1,075,604; aggregate amount beneficially owned 1,075,604 (5.27% of the class)
  Comment: For item 11: The calculation is based upon 20,409,835 shares outstanding as of February 27, 2025, as set forth in the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the Securities and Exchange Commission on March 3, 2025.

## Item 1. Issuer
Name of issuer: HEIDRICK & STRUGGLES INTERNATIONAL INC.
Address of issuer's principal executive offices: 233 South Wacker Drive-Suite 4900, Chicago, Illinois 60606-6303

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is being filed by

i. MAK Capital One L.L.C. ("MAK Capital");

ii. Michael A. Kaufman ("Mr. Kaufman")

iii. MAK Capital Fund LP ("MAK Fund" and collectively, with MAK Capital, Mr. Kaufman, the "Reporting Persons")
Address of principal business office or, if none, residence: The principal business address of (i) MAK Capital and Mr. Kaufman is 590 Madison Avenue, 31st Floor, New York, NY 10022; and (ii) MAK Fund is c/o Wakefield Quin, Victoria Place, 31 Victoria Street, Bermuda.
Citizenship:
MAK Capital is a Delaware limited liability company.

Mr. Kaufman is a United States citizen.

MAK Fund is a Bermuda limited partnership.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 1,075,604 shares of Common Stock
Percent of class:
5.2700

The calculation is based upon 20,409,835 shares outstanding as of February 27, 2025, as set forth in the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the Securities and Exchange Commission on March 3, 2025.
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 1,075,604 shares of Common Stock
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 1,075,604 shares of Common Stock

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- MAK Capital Fund LP: /s/ Michael A. Kaufman, Managing Member (04/07/2025)
- MAK Capital One L.L.C.: MAK GP LLC, general partner, general partner (04/07/2025)
- Michael A. Kaufman: /s/ Michael A. Kaufman, Managing Member (04/07/2025)